FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON  DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs National Australia Bank Limited ABN 12004044937
ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Thursday 28 October 2004

National Senior Executive Changes

The Chief Executive of the National, Mr John Stewart, today announced several important changes to his senior leadership team to meet some of the key strategic imperatives facing the company.

Mr Stewart said it is critical to have the right people in the right positions to help build the new National and to rebuild our reputation with key stakeholders.

The changes to the Executive Committee include:

•         Lynne Peacock, currently Executive General Manager, People & Culture, will become Chief Executive Officer, Europe

•         Ross Pinney, currently Chief Executive Officer, Europe, will become Executive General Manager, of the Chief Executive’s Office

•         Elizabeth Hunter, currently General Manager, People & Culture, Europe, will replace Lynne Peacock as Executive General Manager, People & Culture

“Earlier this year I appointed Lynne Peacock to lead our People & Culture function because of her strong business background and implementation expertise.  I specifically asked her to address the critical people and cultural issues across the National.  Since then considerable progress has been made,” Mr Stewart said.

“We have significantly strengthened our senior leadership team with a number of senior appointments, including Ahmed Fahour, Michael Ullmer, John Hooper, Cameron Clyne and Michael Hamar.  These have broadened and deepened our leadership talent.

“Working closely with the Board and her leadership colleagues, Lynne has also established a set of Group-wide corporate principles, desired leadership behaviours, and governance processes to deliver the cultural change we require.

“Additionally, she has put in place National standards for performance assessment, reward determination and talent recognition and development.  She has also worked with me to clearly define our operating model which will have strong regional teams with clear accountabilities for performance, supported by a lean and effective customer focussed corporate centre.

“Now that these frameworks are in place, I have asked Lynne to return to London to continue the work started by Ross Pinney to transform our European businesses.  It has always been our intention to appoint someone to this important role with unquestioned UK financial services experience.  With her considerable knowledge of UK markets and her experience of successfully leading a full service financial services organisation, Lynne is exceptionally well qualified for this role.

“I am very grateful to Ross for leading our European businesses and for the many changes that he has introduced into these organisations.  Under his leadership, we have developed new businesses in the south of England to enhance our growth prospects and we have firmly established a program to integrate our back office processes.

In his new role, Ross will manage my office which will include Corporate Strategy and Corporate Affairs.  This will bring together key corporate functions to develop a clear corporate strategy and reputation rebuilding program and improve governance across the National.

“I am also very pleased to appoint Elizabeth Hunter to replace Lynne Peacock as EGM People & Culture.  Elizabeth is currently General Manager, People & Culture in Europe and brings extensive group and line experience in human resources to the role.  Throughout this year, Elizabeth has worked closely with Lynne on our program of cultural change across the National.  As a member of the People & Culture Executive she has provided significant input into all the work that has been done and is therefore well placed to carry this program forward with the Group Executive team.”

For further information:

Brandon Phillips	Samantha Evans
Group Manager,	Group Communications Adviser
Group Corporate Relations

03 8641 3857 work	03 8641 4982 work
0419 369 058 mobile	0404 883 509 mobile

Callum Davidson

Head of Group Investor Relations

03 8641 4964 work

0411 117 984 mobile

Or visit www.nabgroup.com

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Susan Crook

Date:	28 October 2004	Title:	Associate Company Secretary